June 2, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Attn: Ms. Kathleen Collins

Re:	ANSYS, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File no. 0-20853

Dear Ms. Collins:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” ) raised in your letter of May 21, 2008 to James E. Cashman III, President and Chief Executive Officer of the Company (the “Comment Letter”).

For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’s response to the comment immediately follows the reproduced text in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

Comment 1:

You disclose that your business is subject to intense competition and price pressure that may impact your revenues and operating costs. However, your discussion of the actual affects of competitive conditions on your operations and results during the three most recently completed years and of management’s plans to meet competitive challenges is minimal. Please tell us what consideration you gave to discussing material opportunities, challenges and risks that were and are presented by competitive conditions in your industry. In preparing the Overview section of future management’s discussions, to the extent material, please address the effect of competition and changes in prices and the short and long term steps or strategic plans taken or planned by your executives in this regard. See Section III.A of SEC Release 33-8350.

Ms. Kathleen Collins

Securities and Exchange Commission

June 2, 2008

Response 1:

The Company advises the Staff that its management carefully considered the material opportunities, challenges and risks that were and are presented by competitive conditions in its industry in preparing the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”). The Company’s management believes that the disclosure in the Overview section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and other disclosures in its 2007 Form 10-K, including disclosures in the Business and Risk Factors sections, appropriately reflected the impact of these matters on the Company’s operations and results during the three most recently completed years and management’s plans to meet these competitive challenges. However, in preparing the Overview section of MD&A in future filings, the Company advises the Staff that it will address the effect of competition and changes in prices and the short and long term steps or strategic plans taken or planned by the Company’s management in this regard by modifying the disclosure to include wording similar to the following (as revised to be appropriate for the facts and circumstances that exist at the time of the future filing): “The Company’s management considers the intense competition and price pressure that it faces in the short and long term by focusing on expanding the breadth, depth and quality of the technologies, features, functionality and integrated multiphysics capabilities of its software products as compared to its competitors, investing in research and development to develop new and innovative products and increase the capabilities of its existing products, supplying new products and services, focusing on customer needs, training, consultation and support, and enhancing its distribution channels. From time to time, the Company also considers acquisitions to supplement its product offerings and distribution channels.” The Company will also disclose, to the extent material, any specific effect of competition or changes in prices and steps or plans in relation thereto as may be appropriate under the circumstances.

Item 9A: Controls and Procedures, page 40

Comment 2:

We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules. Tell us how your officers considered Exchange Act Rule 13a-15(e) in concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Further, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

Ms. Kathleen Collins

Securities and Exchange Commission

June 2, 2008

Response 2:

As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management evaluated, with the participation of its Chief Executive Officer and Chief Financial Officer, the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. In particular, the Company’s management considered Exchange Act Rule 13a-15(e) by creating and maintaining a Disclosure Review Committee to assist in the quarterly evaluation of the Company’s internal disclosure controls and procedures and in the review of the Company’s periodic filings under the Exchange Act, as further described on page 40 of the 2007 Form 10-K. The Disclosure Review Committee comprises members of senior management (including the Company’s Chief Executive Officer, Chief Financial Officer, Global Controller and Treasurer, General Counsel, Investor Relations and Global Insurance Officer, Vice President of Worldwide Sales and Support, Vice President of Human Resources, Vice President of Marketing and Business Unit General Managers) and helps the Company ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Based on that evaluation, the Company confirms that its Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report. The Company will revise its disclosure in future filings to state, “As required by Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, the Company has evaluated, with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.”

Comment 3:

We note your statement that “…such disclosure controls and procedures were functioning effectively to provide reasonable assurance…” In your response letter, please tell us whether the specified executives concluded that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Please also confirm that the effectiveness conclusions expressed in future filings will address the design of your disclosure controls and procedures as well as their operation.

Ms. Kathleen Collins

Securities and Exchange Commission

June 2, 2008

Response 3:

The Company advises the Staff that its Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The Company confirms that the effectiveness conclusions expressed in future filings will address the design of its disclosure controls and procedures as well as their operations, as set forth in Response 2 above.

Comment 4:

Also, tell us how you considered the requirements of Item 308(c) of Regulation S-K to disclose any change in the Company’s internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. If there were no such changes, then revise to clearly indicate as such.

Response 4:

The Company advises the Staff that its Chief Executive Officer and Chief Financial Officer considered the requirements of

Item 308(c) of Regulation S-K in determining whether there was any change in the Company’s internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has a process in place to evaluate changes in internal controls over financial reporting during a financial reporting period and whether any such changes will have a material effect on the Company’s internal control over financial reporting. Following this evaluation in connection with the 2007 Form 10-K, the Company determined that there were no changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal quarter that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company advises the Staff that in future filings it will clearly disclose either (i) any change in the Company’s internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting or (ii) that there were no such changes.

Consolidated Statements of Income, page 46

Comment 5:

We note from your disclosures on page 8 that the Company’s lease licenses include maintenance and technical support services as well as upgrades. We further note from your disclosure on page 49 that you classify revenue from such arrangements as license revenue. Please tell us how you considered including a separate revenue, and related cost of revenue line item for bundled arrangements that are not separable because of the absence of VSOE for the undelivered PCS

Ms. Kathleen Collins

Securities and Exchange Commission

June 2, 2008

element. Also, please tell us how your current presentation complies with Rule 5-03(b)(1) and (2) of Regulation S-X. Further, assuming that your presentation is considered reasonable for purposes of complying with Regulation S-X, tell us how you considered including a discussion of your revenue allocations and the reasons for such presentation, in your footnote and MD&A disclosures.

Response 5:

The Company’s lease licenses are generally for a period of one year. Accordingly, VSOE for the undelivered technical support and upgrade elements (which are also for a period of one year) cannot be determined based on the guidance in Technical Practice Aid 5100.53 “Fair Value of PCS in a Short-Term Time-Based License and Software Revenue Recognition.” The Company has no other multiple-element arrangements whereby VSOE for PCS cannot be determined.

The Company considered the provisions of Rules 5-03(b)(1) and (2) of Regulation S-X and determined that its lease and perpetual license sales should be categorized as product revenue in accordance with Rule 5-03(b)(1)(a) and that its maintenance (PCS) and service sales should be categorized as services revenue in accordance with Rule 5-03(b)(1)(d). The Company views lease and perpetual license sales as one revenue stream (product revenue) for purposes of Rule 5-03(b)(1)(a). The Company similarly categorizes costs related to sales of leases and perpetual licenses as cost of goods sold in accordance with Rule 5-03(b)(2)(a) and costs related to sales of maintenance and services as cost of services in accordance with Rule 5-03(b)(2)(d).

During the one year term of the lease license arrangements, post-contract support is provided. In addition, because these contracts are renewed or subject to a separate buying decision by the customers on an annual basis, and considering that the Company typically provides major releases of its software every 12 – 18 months (the last major upgrade having occurred in the first quarter of 2007), upgrades may not be provided during entire annual lease periods. Additionally, even if such upgrades are provided, customers may wish to forego the upgrade until the next lease renewal date. As a result, the Company believes that the value attributable to PCS is insignificant. Although the Company’s annual lease licenses include maintenance and unspecified upgrades, the categorization of lease licenses as product revenue is consistent with the most substantial value delivered to the customer in such an arrangement, which is the utilization of the software over the lease period.

The Company has disclosed the elements of its revenue in MD&A that, in the Company’s judgment, are necessary to comply with Item 303(a)(3)(1) of Regulation S-K. In doing so, the Company has disclosed and discussed lease license revenue, perpetual license revenue, maintenance revenue and service revenue. These categorizations are consistent with revenue information sought by the Company’s stock analysts and stockholders. The revenue recognition accounting policy footnote is intended to describe how each of these primary sources of revenue is presented in the financial statements.

Ms. Kathleen Collins

Securities and Exchange Commission

June 2, 2008

The Company will enhance its disclosures in future filings to include the following language: “Revenue for software lease licenses is classified as license revenue and is recognized over the period of the lease contract. Typically, the Company’s software leases include post-contract customer support (“PCS”) which, due to the short term (principally one year or less) of the Company’s software lease licenses, cannot be separated from lease revenue for accounting purposes under the AICPA’s Technical Practice Aid 5100.53. As a result, both the lease license and PCS are recognized ratably over the lease period. Due to the short-term nature of the software lease licenses and the frequency with which the Company provides major product upgrades (typically 12 – 18 months), the Company does not believe that a significant portion of the fee paid under the arrangement is attributable to the PCS component of the arrangement and, as a result, includes the revenue for the entire arrangement within software license revenue in the Consolidated Statements of Income.”

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page 49

Comment 6:

We note from your disclosures on page 7 that during fiscal 2007 approximately 30% of the Company’s total revenue was derived through indirect sales channels. Please explain further your revenue recognition policy for your indirect sales. For instance, tell us whether revenue from your channel partners and resellers is recognized on a sell-in or sell through basis. If your policy differs amongst resellers, then please explain why. Also, tell us whether you offer your resellers any rights of return or price protection and if so, tell us how you account for such contingencies. Further, tell us how you considered including a discussion of your revenue recognition policy as it relates to indirect sales in your footnote disclosures.

Response 6:

The Company records revenue related to sales through its independent channel partner network when the channel partner submits purchase order paperwork to the Company, indicating that a purchase commitment has occurred in accordance with the channel partner’s reseller agreement, collectibility from the channel partner is probable, a signed license agreement from the end user customer has been received by the Company, delivery has been made to the end user customer and all other revenue recognition criteria have been satisfied in accordance with SOP 97-2, “Software Revenue Recognition.” Accordingly, the Company recognizes revenue on the sell-through basis. Channel partners do not make purchases for the purpose of holding inventory because the Company’s reseller agreements do not provide channel partners with rights of return or price protection. The Company’s revenue recognition policy does not differ among channel partners.

Ms. Kathleen Collins

Securities and Exchange Commission

June 2, 2008

The Company advises the Staff that it will expand the discussion regarding its revenue recognition policy related to its indirect sales channel in future filings, as follows: “The Company also executes arrangements through resellers and distributors (collectively, channel partners) in which the channel partners are authorized to market and distribute the Company’s software products to end users of the Company’s products and services in specified territories. In sales facilitated by channel partners, the channel partner bears the risk of collection from the end user customer. The Company recognizes revenue from transactions with channel partners when the channel partner submits a written purchase commitment, collectibility from the channel partner is probable, a signed license agreement is received from the end user customer and delivery has occurred to the end user customer, provided that all other revenue recognition criteria are satisfied. Revenue for channel partner transactions is recorded on a net basis (the amount actually received by the Company from the channel partners). The Company does not offer right of return, product rotation or price protection to any of its channel partners.”

Comment 7:

We note that the Company’s services revenues have continued to increase since the Fluent acquisition. Please explain further your revenue recognition policy for services (excluding maintenance services). In this regard, we note that Fluent recognizes training and consulting revenues upon completion of services or, in certain instances, on the percentage-of-completion method. Does the Company apply contract accounting to your service contracts (i.e. engineering consulting services)? If so, please tell us how you considered footnote 1 of SOP 81-1 which does not permit the use of contract accounting for service contracts.

Response 7:

The Company’s engineering services typically involve training and short-term consulting projects (less than four months in duration) and do not involve significant production, modification or customization of the Company’s software. These services are not essential to the functionality of the Company’s software products and are priced separately such that the total price increases if such services are provided to a customer. The Company has considered footnote 1 of SOP 81-1 and, accordingly, does not utilize contract accounting to recognize revenue for these services.

The Company believes that its revenue recognition for services contracts complies with guidance included in SOP 97-2, “Software Revenue Recognition.” Specifically, the Company’s arrangements include services that meet the criteria of paragraph 65 for separate accounting in that (1) sufficient vendor-specific objective evidence (“VSOE”) of fair value exists to permit the allocation of revenue to the various elements of the arrangement, (2) the services are not essential to the functionality of any other element of the transaction and (3) the services are described in the contract such that the total price of the arrangement varies as a result of the inclusion or exclusion of the services.

The Company uses the residual method and allocates revenue among the service and software elements of the contract based on the VSOE of the service fair value. The Company determines VSOE for training and consulting services by reference to the amount charged for similar engagements when a software license is

Ms. Kathleen Collins

Securities and Exchange Commission

June 2, 2008

not involved. Revenue allocated to the service element is recognized using the specific performance method in circumstances in which the service consists of a single act, such as providing a training class to a customer. The Company applies the proportional performance method to other services contracts that are longer in duration and often include multiple acts (for example, both training and consulting). In applying the proportional performance method, the Company typically utilizes output-based estimates for its services arrangements and estimates output based on the total tasks completed as compared to the total tasks required for each work contract. Input-based estimates are utilized for services arrangements that involve general consultations and are typically invoiced based on time and materials with direct labor used as the input measure. In making its determination as to whether output-based or input-based measures should be utilized in applying the proportional performance method, the Company considered the remarks of SEC Staff member D. Douglas Alkema at the 2003 Thirty-First AICPA National Conference on Current SEC Developments. While stating a general preference for an output-based approach, Mr. Alkema stated that “the staff has accepted an input-based approach where the input measures were deemed to be a reasonable surrogate for output measures.” Mr. Alkema further stated that an example of a permissible input-based approach occurred “in a specialized consulting practice that did not provide for any interim deliverables or milestones but rather essentially functioned as a time and materials type contract.”

The Company advises the Staff that it will expand the discussion regarding its revenue recognition policy in future filings, as follows: “Revenue from training, support and other services is recognized as the services are performed. The Company applies the specific performance method to contracts in which the service consists of a single act, such as providing a training class to a customer, and the proportional performance method to other service contracts that are longer in duration.”

Note 6. Correction to 2006 Consolidated Balance Sheet, page 57

Comment 8:

We note that the Company restated the December 31, 2006 consolidated balance sheet to record a deferred tax liability for indefinite life intangible assets acquired from Fluent. Please tell us how you determined that these adjustments were not material to the Company’s previously filed quarterly financial statements and why you believed that amendments to the 2007 Forms 10-Q were not necessary. In this regard, tell us how you assessed the materiality of this restatement for each line impacted and please provide your SAB 99 analysis to support your conclusions. In addition, tell us how your auditors considered including a reference in their audit report with regards to this error correction pursuant to AU 508.16 and 561.06.

Response 8:

The Company thoroughly considered the quantitative and qualitative impact of the noted errors on its previously filed 2006 Form 10-K and 2007 Forms 10-Q, and determined that the errors were immaterial and did not require amendments to the issued financial statements (as would

Ms. Kathleen Collins

Securities and Exchange Commission

June 2, 2008

otherwise be required in accordance with FASB Statement No. 154, “Accounting Changes and Error Corrections”). In making this assessment, the Company first considered the quantitative impact of the misstatement. Quantitatively, the error had no impact on the Company’s revenues, expenses, reported profitability or cash flows in any period. Both long-term assets and long-term liabilities were grossed down by 2.7% of total assets and of total liabilities and stockholders’ equity at December 31, 2006, and by 2.6% of total assets and of total liabilities and stockholders’ equity at March 31, 2007, June 30, 2007 and December 31, 2007. The Company also considered the qualitative assessment criteria of SAB 99 and, although the error related to an item that was capable of precise measurement, the error did not result in any of the following: (1) mask a change in earnings or other trends, (2) hide a consensus to meet analysts’ consensus expectations, (3) change a loss into income, (4) distort information about an important segment of the Company’s business, (5) affect compliance with other regulatory requirements, (6) affect compliance with loan covenants or other contractual requirements, (7) increase management’s compensation or (8) involve concealment of an unlawful transaction. Based on this quantitative and qualitative assessment, the Company determined that the error was not material to the financial statements taken as a whole.

The conclusion reached in the preceding paragraph compared the balance sheet error quantitatively to total consolidated assets and also considered various qualitative factors. The Company also considered whether the individual impacts on the specific goodwill and deferred tax liability line items within those consolidated financial statements were misstated to a level of significance that would render the total consolidated financial statements to be materially misstated. Had the misstatement not occurred, the goodwill balances would have increased by 5.6% at December 31, 2006, and by 5.5% at March 31, 2007, June 30, 2007 and September 30, 2007. The deferred tax liability balances would have increased by 50.2% at December 31, 2006, and by 52.0%, 55.2% and 57.5% at March 31, 2007, June 30, 2007 and September 30, 2007, respectively. Total long-term liabilities would have increased by 14.6% at December 31, 2006, and by 15.4%, 17.3% and 19.5% at March 31, 2007, June 30, 2007 and September 30, 2007, respectively.

The Company believes that the individual misstatements of each of these line items did not render the consolidated financial statements taken as a whole to be materially misstated. In arriving at this conclusion, the Company considered the recent comments of SEC Staff member Todd Hardimann during his December 11, 2007 remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments.

Mr. Hardimann concluded that it was “pretty clear” that “qualitative factors [can] cause large errors to not be material.” In reaching this conclusion, Mr. Hardimann focused on the Supreme Court’s view that a “fact is material if there is a substantial likelihood that the…fact would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available.” It is the Company’s view that the information concerning increased goodwill and deferred tax liabilities would not have been viewed by a reasonable investor as having significantly altered the total mix of information made available. In arriving at this

Ms. Kathleen Collins

Securities and Exchange Commission

June 2, 2008

conclusion, the Company also considered its frequent interactions with stock analysts and stockholders, including quarterly discussions during the Company’s earnings conference calls. Through these interactions, the Company’s management believes that it has developed a strong understanding of the specific items that are important to a “reasonable investor” in the Company’s common stock. Specifically, the Company believes that its investors would not view this error as having altered the “total mix” of information made available based on the following factors, among others:

•

The Company believes its investors are primarily concerned with operational results and specifically are most concerned with revenue, operating margins, operating cash flows (or free cash flows), net income and earnings per share. The errors related to goodwill and deferred tax liabilities have no impact on any one of these measures.

•

For those investment analysts and investors that do emphasize areas of the balance sheet in their questions and documentation, most are concerned with cash and investment balances, accounts receivable and bad debt allowances, deferred revenue and debt balances. Deferred tax and goodwill balances have never been the focus of investors in published valuations of the Company’s stock or in comments concerning the Company’s operating results, nor have they been included in any of the Company’s prepared investor relations presentations.

•

When the Company acquired Fluent in 2006, its reported goodwill increased 866% and its long-term deferred tax position increased from an asset of $3.0 million to a liability of $51.4 million. Even with these significant changes, stock analysts and investors showed only a concern of the impact that the acquisition would have on the go-forward financial and operating results that have been discussed above rather than a concern with the recorded goodwill and deferred tax balances.

•

The basis for stock price values is the estimated present value of a Company’s future cash flows. Certain areas of the balance sheet (primarily those mentioned above) are either more directly or more indirectly related to the Company’s current cash and future cash flow results. However, neither goodwill nor the deferred tax liability error had an impact on current operating cash flow during the misstated periods or will ever have an impact on any future cash flows.

Additionally, the Company considered the impact of the error on its January 1, 2007 goodwill impairment test. Had the error been reflected in the financial statements on that date, it would have had no impact on the Company’s assessment of goodwill impairment.

As a result of the reasons identified above, the Company believes that correction of the error in the Company’s 2006 financial statements as part of the filing of the 2007 Form 10-K, with transparent note disclosures of the correction to the 2006 balance sheet, as compared to amendment of its previously issued 2006 Form 10-K and 2007 Forms 10-Q, was appropriate. The Company also notes that the error was discovered in early February 2008, and the time elapsed from discovery of the error to the filing of the 2007 Form 10-K was not significant.

Ms. Kathleen Collins

Securities and Exchange Commission

June 2, 2008

The Company believes that its auditors considered including a reference in their audit report with regards to this error corrections pursuant to AU 508.16 and 561.06.

* * * * *

As requested in the Comment Letter, the Company has acknowledged to us, and has granted us the authority to represent to the Commission on behalf of it, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Joseph L. Johnson III

Joseph L. Johnson III, Esq.
Goodwin Procter LLP

cc:	Sheila S. DiNardo, Esq.
ANSYS, Inc.